IAC/InterActiveCorp

555 West 18 Street

New York, New York 10011

April 6, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: IAC/InterActiveCorp

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 0-20570

Dear Mr. Thompson:

This letter includes the responses of IAC/InterActiveCorp (the “Company” or “IAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the filing of the Company referenced above, which were delivered to IAC in a comment letter dated March 27, 2017. For your convenience, we have included in this letter the text of the Staff’s comments followed by the responses of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note advertising revenues attributable to your services agreement with Google declined significantly in 2016 as result of the new contract with Google which became effective April 1, 2016. We also note you recognized a significant goodwill impairment charge driven by the impact from the new Google contract, traffic trends and monetization challenges and the corresponding impact on the current fair value estimate of the Publishing reporting unit. Please revise your disclosure to explain the impact you expect this new contract will have on results going forward. Reference is made to Item 303(a)(3)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, in future filings the Company will describe the impact of known trends related to the Google contract, which became effective April 1, 2016, that are reasonably expected to have a material impact on future results.

2. We note the table of operating metrics included in your earnings press release filed as an exhibit to Form 8-K filed February 1, 2017. Please tell us your consideration of providing these operating metrics in management’s discussion and analysis of results of operations.

Response:  In response to the Staff’s comment, the Company notes that it discloses operating metrics that the Company considers most relevant in management’s discussion and analysis of results of operations in our periodic filings.  This includes the majority of the operating metrics included in our earnings press release.  The Company will continue to assess its operating metrics and will consider including additional operating metrics in management’s discussion and analysis of results of operations in future filings.

3. We note that your comparative discussions of revenues and cost and expenses identify multiple key variables as the primary reasons for the year to year changes in your operating results. We also note that your discussion does not provide any quantification of the impact of each of these variables. Please revise your discussion in future filings to quantify the impact that each material variable or factor referenced in your discussion had on your results of operations to the extent practicable. Refer to the guidance in SEC Release 34-48960 available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Response:  In response to the Staff’s comment, in future filings we will quantify the impact of material drivers for the year over year changes within our discussion of operating results.

Item 8. Consolidated Financial Statements and Supplemental Data

Note 2 — Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 77

4. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In doing so, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Response:  In response to the Staff’s comment, the Company notes that its assessment of the amended revenue recognition guidance in Topic 606 is still underway.  During the third quarter of 2016, the Company concluded that it would adopt the amended revenue recognition guidance in Topic 606 using the modified retrospective method and included this disclosure in its Form 10-Q for the Quarter Ended September 30, 2016 and in its Form 10-K for the Fiscal Year Ended December 31, 2016.

The work that remains includes finalizing the determination of the effect of the accounting policies the Company expects to apply following adoption of the amended guidance in comparison to the Company’s current accounting policies.  The Company expects that its assessment of the amended revenue recognition guidance in Topic 606 will be substantially complete prior to the filing of its Form 10-Q for the Quarter Ended March 31, 2017.  The Company expects to include the following disclosures in this filing:

1.              A statement as to the method of adoption;

2.              A conclusion as to whether the effect of the adoption of the amended guidance is expected to be material;

3.              Qualitative disclosures of the effect of the amended guidance on the Company’s accounting policies, including a comparison to current revenue recognition policies; and

4.              To the extent that we have determined the quantitative effect of the amended guidance we will also include this disclosure.

Note 20 — Consolidated Financial Statement Details, page 110

5. We note you generate revenues from advertising services, membership fees, subscription fees, fees for services rendered, video and media production and distribution, and from sales of footwear and related apparel and accessories. Please tell us what revenue streams are included in the service revenue category in the table of revenues on page 111. Please also tell us why you believe the revenues included in the services category are similar and the factors you considered. Please refer to ASC 280-10-50-40.

Response:  In response to the Staff’s comment, the Company notes that it treats all revenue other than from the sale of tangible goods as services revenue.  Service revenue primarily includes advertising services, membership fees, lead acceptance fees, subscription fees, video and media production and distribution.  Following the sale of Shoebuy in December 2016, product sales will be de minimis.  Each of the Company’s principal reportable segments has one primary source of revenue:

1.              Membership fees for Match Group,

2.              Advertising revenue for Publishing and Applications; and

3.              Lead acceptance revenue for HomeAdvisor;

Given this, the Company believes its existing disclosures are consistent with the objectives of ASC 280-10-50-40.  As part of our continuing efforts in assessing the amended revenue recognition guidance in Topic 606, the Company is assessing the enhanced disclosure requirements of ASC 606-10-55-91 and their interaction with and relationship to existing revenue related disclosure requirements including ASC 280-10-50-40.  The Company expects to implement refinements to it revenue related disclosures in its periodic filings during the course of the year ending December 31, 2017, beginning with ASC 606-10-55-91a. in its Form 10-Q for the Quarter Ending June 30, 2017.

Please do not hesitate to contact me at 212.314.7276 (phone), 212.632.9599 (fax) or glenn.schiffman@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,
/s/ Glenn H. Schiffman

Glenn H. Schiffman
Executive Vice President & Chief Financial Officer

cc:                                Scott Stringer, Securities and Exchange Commission

Gregg Winiarski, Executive Vice President & General Counsel, IAC/InterActiveCorp